SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2005

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
AT AND AS OF SEPTEMBER 30, 2005 AND 2004
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005		3rd QUARTER 2004
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	46,065,264	100%	33,622,670	100%

2	CURRENT ASSETS	38,185,164	83%	25,726,591	77%
3	CASH AND SHORT-TERM INVESTMENTS	20,308,194	44%	12,025,648	36%
4	ACCOUNTS RECEIVABLE (NET)	13,880,225	30%	9,466,670	28%
5	OTHER ACCOUNTS RECEIVABLE	1,265,651	3%	1,026,609	3%
6	INVENTORIES	2,731,094	6%	3,207,664	10%
7	OTHER CURRENT ASSETS		0%		0%
8	LONG-TERM ASSETS	1,144,967	2%	984,634	3%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,144,967	2%	984,634	3%
11	OTHER
12	PROPERTY, PLANT AND EQUIPMENT	5,141,480	11%	4,860,557	14%
13	PROPERTIES	3,349,198	7%	3,338,587	10%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	313,675	1%	364,129	1%
15	OTHER EQUIPMENT	5,530,903	12%	5,117,650	15%
16	ACCUMULATED DEPRECIATION	(4,052,296)	-9%	(3,959,809)	-12%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	DEFERRED ASSETS (NET)	770,705	2%	1,346,168	4%
19	OTHER ASSETS	822,948	2%	704,720	2%

20	TOTAL LIABILITIES	37,246,279	100%	25,944,242	100%

21	CURRENT LIABILITIES	30,636,024	82%	20,480,223	79%
22	SUPPLIERS	3,621,279	10%	3,062,583	12%
23	BANK DEBT	—	0%	—	0%
24	STOCK MARKET LOANS	1,007,248	3%	1,181,891	5%
25	PAYABLE TAXES	83,899	0%	46,958	0%
26	OTHER CURRENT LIABILITIES	25,923,598	70%	16,188,791	62%
27	LONG-TERM LIABILITIES	5,045,724	14%	4,415,212	17%
28	BANK DEBT	2,445,724	7%	1,723,955	7%
29	STOCK MARKET LOANS	2,600,000	7%	2,691,257	10%
30	OTHER DEBT	—	0%	—	0%
31	DEFERRED CREDITS	1,457,768	4%	956,727	4%
32	OTHER LIABILITIES	106,763	0%	92,080	0%

33	CONSOLIDATED STOCKHOLDERS’, EQUITY	8,818,985	100%	7,678,428	100%

34	MINORITY STOCKHOLDERS		0%	45,841	1%
35	MAJORITY STOCKHOLDERS	8,818,985	100%	7,632,587	99%
36	CONTRIBUTED CAPITAL	1,799,346	20%	2,069,266	27%
38	CAPITAL STOCK (NOMINAL)	545,630	6%	541,562	7%
38	CAPITAL STOCK (RESTATEMENT)	183,656	2%	187,766	2%
39	PAID-IN CAPITAL	1,070,060	12%	1,339,938	17%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	7,019,639	80%	5,563,321	72%
42	RETAINED EARNINGS AND CAPITAL RESERVES	9,988,245	113%	8,277,567	108%
43	RESERVE FOR REPURCHASE OF SHARES	456,853	5%	220,358	3%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(5,125,278)	-58%	(4,371,426)	-57%

45	NET INCOME FOR THE PERIOD	1,699,819	19%	1,436,822	19%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005		3rd QUARTER 2004
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	20,308,194	100%	12,025,648	100%
46	CASH	2,141,475	11%	824,932	7%
47	SHORT-TERM INVESTMENTS	18,166,719	89%	11,200,716	93%

18	DEFERRED ASSETS (NET)	770,705	100%	1,346,168	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	770,705	100%	1,346,168	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%

21	CURRENT LIABILITIES	30,636,024	100%	20,480,223	100%
52	DENOMINATED IN FOREIGN CURRENCY	277,036	1%	227,731	1%
53	DENOMINATED IN MEXICAN PESOS	30,358,988	99%	20,252,492	99%

24	STOCK MARKET LOANS	1,007,248	100%	1,181,891	100%
54	COMMERCIAL PAPER	1,000,000	99%	1,045,605	88%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	7,248	1%	136,286	12%

26	OTHER CURRENT LIABILITIES	25,923,598	100%	16,188,791	100%
57	INTEREST BEARING CURRENT LIABILITIES	24,115,388	93%	15,745,543	97%
58	NON-INTEREST BEARING CURRENT LIABILITIES	1,808,210	7%	443,248	3%

27	LONG-TERM LIABILITIES	5,045,724	100%	4,415,212	100%
59	DENOMINATED IN FOREIGN CURRENCY		0%	—	0%
60	DENOMINATED IN MEXICAN PESOS	5,045,724	100%	4,415,212	100%

29	STOCK MARKET LOANS	2,600,000	100%	2,691,257	100%
61	BONDS	2,600,000	100%	2,691,257	100%
62	MEDIUM-TERM NOTES		0%		0%

30	OTHER DEBT	—
63	INTEREST BEARING CURRENT LIABILITIES	—
64	NON-INTEREST BEARING CURRENT LIABILITIES	—

31	DEFERRED CREDITS	1,457,768	100%	956,727	100%
65	NEGATIVE GOODWILL		0%		0%
66	DEFERRED TAXES	903,361	62%	562,052	59%
67	OTHER	554,407	38%	394,675	41%

32	OTHER LIABILITIES	106,763	100%	92,080	100%
68	RESERVES	106,763	100%	87,253	95%
69	OTHER	—	0%	4,827	5%

44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(5,125,278)	100%	(4,371,426)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(5,125,278)	100%	(4,371,426)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005	3rd QUARTER 2004
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	7,549,140	5,246,368
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	106,763	87,253
74	EXECUTIVES (*)	205	149
75	EMPLOYEES (*)	33,576	25,760
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	240,439,667	234,971,240
78	REPURCHASED SHARES (*)	5,100,100	10,199,240

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO SEPTEMBER 30, 2005 AND 2004
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005		3rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	22,538,207	100%	18,489,257	100%
2	COST OF GOODS SOLD	12,054,393	53%	10,363,308	56%
3	GROSS PROFIT	10,483,814	47%	8,125,949	44%
4	OPERATING EXPENSES	7,945,059	35%	6,068,598	33%
5	OPERATING INCOME	2,538,755	11%	2,057,351	11%
6	COMPREHENSIVE FINANCING RESULT	365,506	2%	504,359	3%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	2,173,249	10%	1,552,992	8%
8	OTHER FINANCIAL OPERATIONS	349,654	2%	(169,301)	-1%
9	PRE-TAX INCOME	1,823,595	8%	1,722,293	9%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	439,907	2%	303,566	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,383,688	6%	1,418,727	8%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	316,842	1%	17,801	0%
13	INCOME FROM CONTINUING OPERATIONS	1,700,530	8%	1,436,528	8%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	1,700,530	8%	1,436,528	8%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	1,700,530	8%	1,436,528	8%
19	INCOME OF MINORITY STOCKHOLDERS	711	0%	(294)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	1,699,819	8%	1,436,822	8%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005		3rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	22,538,207	100%	18,489,257	100%
21	DOMESTIC	20,534,744	91%	16,961,707	92%
22	FOREIGN	2,003,463	9%	1,527,550	8%
23	FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)	185,850	1%	129,680	1%

6	COMPREHENSIVE FINANCING RESULT	365,506	100%	504,359	100%
24	INTEREST EXPENSE	551,395	151%	667,797	132%
25	EXCHANGE LOSS	125,028	34%	—	0%
26	INTEREST INCOME	(257,538)	-70%	(89,056)	-18%
27	EXCHANGE GAIN	—	0%	(42,140)	-8%
28	GAIN ON NET MONETARY POSITION	(53,379)	-15%	(32,242)	-6%

8	OTHER FINANCIAL OPERATIONS	349,654	100%	(169,301)	100%
29	OTHER EXPENSES (INCOME) — NET	349,654	100%	(169,301)	100%
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	439,907	100%	303,566	100%
32	INCOME TAX	451,564	103%	241,987	80%
33	DEFERRED INCOME TAX	(11,657)	-3%	61,579	20%
34	EMPLOYEES’ STATUTORY PROFIT SHARING	—	0%	—	0%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING	—	0%	—	0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005	3rd QUARTER 2004
R	CONCEPTS	Amount	Amount
36	TOTAL SALES	22,538,206	18,489,256
37	NET INCOME FOR THE PERIOD (**)	1,505,213	733,294
38	NET SALES (**)	30,698,694	25,106,146
39	OPERATING INCOME (**)	3,439,474	2,935,298
40	INCOME OF MAJORITY STOCKHOLDERS (**)	2,165,781	1,872,030
41	CONSOLIDATED NET INCOME (**)	2,166,786	1,873,002

(***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM APRIL 1st TO SEPTEMBER 30, 2005 AND 2004
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005		3rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	7,571,277	100%	6,261,378	100%
2	COST OF GOODS SOLD	3,863,787	51%	3,463,395	55%
3	GROSS PROFIT	3,707,490	49%	2,797,983	45%
4	OPERATING EXPENSES	2,738,946	36%	2,108,712	34%
5	OPERATING INCOME	968,544	13%	689,271	11%
6	COMPREHENSIVE FINANCING RESULT	(23,077)	0%	111,311	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	991,621	13%	577,960	9%
8	OTHER FINANCIAL OPERATIONS	16,097	0%	(95,731)	-2%
9	PRE-TAX INCOME	975,524	13%	673,691	11%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	179,516	2%	108,801	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	796,008	11%	564,890	9%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	26,183	0%	18,440	0%
13	INCOME FROM CONTINUING OPERATIONS	822,191	11%	583,330	9%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	822,191	11%	583,330	9%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	822,191	11%	583,330	9%
19	INCOME OF MINORITY STOCKHOLDERS	711	0%	129	0%
20	INCOME OF MAJORITY STOCKHOLDERS	821,480	11%	583,201	9%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005		3rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	7,571,277	100%	6,261,378	100%
21	DOMESTIC	6,844,198	90%	5,682,448	91%
22	FOREIGN	727,079	10%	578,930	9%
23	FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)	67,337	1%	53,274	1%

6	COMPREHENSIVE FINANCING RESULT	(23,077)	100%	111,311	100%
24	INTEREST EXPENSE	207,977	-901%	165,778	149%
25	EXCHANGE LOSS	—	0%	—	0%
26	INTEREST INCOME	(200,926)	871%	(35,447)	-32%
27	EXCHANGE GAIN	(4,672)	20%	(10,377)	-9%
28	GAIN ON NET MONETARY POSITION	(25,456)	110%	(8,643)	-8%

8	OTHER FINANCIAL OPERATIONS	16,097	100%	(95,731)	100%
29	OTHER EXPENSES (INCOME) — NET	16,097	100%	(95,731)	100%
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	179,516	100%	108,801	100%
32	INCOME TAX	175,463	98%	101,057	93%
33	DEFERRED INCOME TAX	4,053	2%	7,744	7%
34	EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO SEPTEMBER 30, 2005 AND 2004
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005	3rd QUARTER 2004
C	CONCEPTS	Amount	Amount
1	CONSOLIDATED NET INCOME	1,700,530	1,436,528
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,772,261	1,346,430
3	CASH FLOW FROM NET INCOME OF THE YEAR	3,472,791	2,782,958
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	4,060,076	2,077,368
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	7,532,867	4,860,326
6	CASH FLOW FROM EXTERNAL FINANCING	479,906	1,187,117
7	CASH FLOW FROM INTERNAL FINANCING	(529,821)	(251,770)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(49,915)	935,347
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(779,110)	(1,447,641)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,703,842	4,348,032
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,604,352	7,677,616
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	20,308,194	12,025,648

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO SEPTEMBER 30, 2005 AND 2004
(Thousands of Mexican Pesos of September 30, 2005 purchasing power)

REF		3rd QUARTER 2005	3rd QUARTER 2004
C	CONCEPTS	Amount	Amount
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,772,261	1,346,430
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	981,599	835,840
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	17,130	5,703
15	EXCHANGE (GAIN) LOSSES	—	—
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES	—	—
17	OTHER ITEMS	(319,713)	(67,404)
17	OTHER ITEMS THAT DOESN’T HAVE TO DO WITH EBITDA	1,093,245	572,291

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	4,060,076	2,077,368
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(3,427,626)	(4,180,787)
19	(INCREASE) DECREASE IN INVENTORIES	909,314	566,708
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	725,216	371,068
21	INCREASE (DECREASE) IN SUPPLIERS	(875,427)	(253,471)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	6,728,599	5,573,850

6	CASH FLOW FROM EXTERNAL FINANCING	479,906	1,187,117
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	(26,843)	402,456
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	582,432	1,103,352
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	(2,416)	90,595
27	( - ) BANK DEBT AMORTIZATION
28	( - ) STOCK MARKET LOANS AMORTIZATION
29	( - ) OTHER FINANCING	(73,267)	(409,286)

7	CASH FLOW FROM INTERNAL FINANCING	(529,821)	(251,770)
30	INCREASE (DECREASE) IN CAPITAL STOCK	(11,081)	150
31	PAID DIVIDENDS	(267,262)	(258,884)
32	PAID-IN CAPITAL	(251,478)	6,964
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES

9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(779,110)	(1,447,641)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(82,902)	(104,683)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(696,208)	(1,342,958)
36	INCREASE IN CONSTRUCTION IN PROGRESS	—	—
37	SALE OF PERMANENT INVESTMENTS	—	—
38	SALE OF FIXED ASSETS	—	—
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	3rd QUARTER 2005	3rd QUARTER 2004
	YIELD
1	NET INCOME TO NET SALES	7.55%	7.77%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	24.56%	24.53%
3	NET INCOME TO TOTAL ASSETS (**)	4.70%	5.57%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	13.92%	20.99%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	3.14%	2.24%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.67 times	0.75 times
7	NET SALES TO FIXED ASSETS (**)	5.97 times	5.17 times
8	INVENTORY TURNAROUND (**)	4.86 times	3.93 times
9	RECEIVABLES TURNAROUND	145 days	120 days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	8.45%	7.74%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	80.86%	77.16%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	4.22 times	3.38 times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	0.74%	0.88%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	98.14%	90.84%
15	OPERATING INCOME TO INTEREST EXPENSE	4.60 times	3.08 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.82 times	0.97 times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.25 times	1.26 times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.16 times	1.10 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.03 times	0.99 times
20	CASH TO CURRENT LIABILITIES	66.29%	58.72%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	15.41%	15.05%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	18.01%	11.24%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	13.66 times	7.28 times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(961.45)%	126.92%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	1,061.45%	26.92%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	89.36%	92.77%

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
D	CONCEPTS	3rd QUARTER 2005	3rd QUARTER 2004
1	BASIC EARNINGS PER COMMON SHARE (**)	9.04	7.89
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—	—
3	DILUTED EARNINGS PER COMMON SHARE (**)	—	—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	5.96	7.89
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—	—
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	3.07	—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—	—
8	BOOK VALUE PER SHARE	36.68	32.48
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.09	1.09
10	DIVIDEND IN SHARES PER COMMON SHARE	— shares	— shares
11	MARKET PRICE TO BOOK VALUE	2.20 times	2.35 times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	8.95 times	9.70 times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	— times	— times

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
GRUPO ELEKTRA ANNOUNCES RECORD EBITDA OF Ps.1,319 MILLION FOR 3Q05, UP 36%
—Revenues up 21% to Ps.7,571 Million for 3Q05—
—Gross Margin Increased to 49%, from 45%—
—Net Income Grew 41% to Ps.821 Million—
—Banco Azteca’s Customer Deposits Grew 54% to Ps.24,115 Million and Gross Credit Portfolio*
Increased 48% to Ps.14,293 Million—
Mexico City, October 18, 2005 — Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the third quarter of 2005.
Increase in consolidated revenues was remarkable during the quarter because of the solid expansion strategy in all of our business units, and the orientation to satisfy the needs of our clients,” said Javier Sarro, CEO of Grupo Elektra. “The expansion was consistent with an outstanding EBITDA growth, which translated into better margins, and contributed to a solid growth in net income”.
Banco Azteca showed a dynamic performance in deposits, credit granted, revenues and profitability , said Carlos Septién, Banco Azteca’s CEO. “As part of our growth strategy, during the quarter we promoted Tarjeta Azteca, our newly launched product, which constitutes a solid platform for future expansion, and further enhances the relationship with our clients”.
Financial Highlights:
Millions of pesos of constant purchasing power as of September 30, 2005.

			Change				Change
	3Q04	3Q05	$	%	9M04	9M05	$	%
Consolidated Revenues	6,261	7,571	1,310	21%	18,489	22,538	4,049	22%
Gross Profit	2,798	3,707	910	33%	8,126	10,484	2,358	29%
EBITDA	972	1,319	347	36%	2,842	3,525	684	24%
Net Income	583	821	238	41%	1,437	1,700	263	18%
EPS (pesos per share) (1)	2.46	3.42	0.96	39%	6.05	7.07	1.02	17%

(1)	Calculation based on 240,440,000 Elektra* weighted average at September 30, 2005 and 237,488,000 Elektra* weighted average outstanding at September 30, 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Financial Division
Banco Azteca
For 3Q05, Banco Azteca reported net income of Ps.137 million, 61% higher than the net income of Ps.85 million for 3Q04.
As of September 30, 2005, the estimated capitalization index of Banco Azteca was 11.3%, higher than the index of 10.9% at the end of 3Q04. The capitalization index exceeds the 8.0% minimum required by Mexican regulators.
Gross Credit Portfolio
The gross credit portfolio of Banco Azteca México and Panamá was Ps.14,293 million, 48% higher than the Ps.9,629 million reported at the end of 3Q04. The average term of the credit portfolio at the end of 3Q05 was 54 weeks, from 51 weeks of the previous year. At the end of 3Q05, we had a total of 4.6 million active accounts, representing a 27% increase from 3Q04.
Saving Accounts and Term Deposits
Net deposits were Ps.24,115 million at the end of 3Q05, 54% higher than the Ps.15,694 million of the previous year. The total number of of accounts rose to 7.5 million, compared with 4.9 million one year ago.
Afore Azteca
For 3Q05, Afore Azteca reported net income of Ps.23 million, 28% higher than Ps.18 million of the previous year. As of September 30, 2005, Siefore Azteca reached Ps.4,393 million in net assets under management, and yielded a 6.59% return.
Seguros Azteca
Seguros Azteca reported net income of Ps.37 million, from net income of Ps.7 million in 3Q04.
Commercial Division
Revenues of the commercial division were Ps.4,439 million, 1% up from the Ps.4,394 million of 3Q04.
The gross margin grew 300 basis points to 34%, which derived from a 12% growth in gross income, due primarily to better negotiations with suppliers.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Total Debt and Net Debt
As of September 30, 2005 the commercial division’s total debt with cost was Ps.3,607 million, 9% lower compared with Ps.3,924 million reported one year ago. The net debt of the commercial division registered a negative balance of Ps.1,536 million, compared with a positive balance of Ps.631 million as of September 30, 2004.
Consolidated Financial Results
Consolidated Revenues
Total consolidated revenues were Ps.7,571 million in 3Q05, 21% higher than the Ps.6,261 million reported in 3Q04.
EBITDA
Consolidated EBITDA reached Ps.1,319 million, a 36% rise from Ps.972 million in 3Q04, due to the fact that the increased revenue more than compensated the growth in costs and expenses during the quarter. Consolidated EBITDA margin grew 190 basis points to 17.4% from 15.5%.
EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of September 30, 2005.

			Change				Change
	3Q04	3Q05	$	%	9M04	9M05	$	%
EBITDA	972	1,319	347	36%	2,842	3,525	684	24%
Operating Profit	689	969	280	41%	2,057	2,539	481	23%
Operating Expenses
During the quarter, operating expenses were Ps.2,388 million, 31% higher when compared with Ps.1,825 million in the same period a year ago. The increase was due to the hiring and training of new employees, the development of the “door-to-door” company’s sales program, more operations from 58 net new stores and 75 financial services stores, as well as higher advertising expenses from the launch of new business units.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Comprehensive Cost of Financing (CIF)
The Comprehensive Cost of Financing of the commercial division in 3Q05 registered a positive amount of Ps.7 million, compared with a cost of Ps.16 million in 3Q04. The difference in the CIF is explained by:
1) An increase in monetary gain of Ps.17 million.
2) An increase of Ps.165 million in interest income.
That was partially compensated by:
     An increase of Ps.42 million in interest expenses, due to higher interest rates for the quarter.
     A decrease in the exchange gain of Ps.6 million.
     A decrease of Ps.112 million in equity swaps operations. (Bulletin C-10 Implementation)
Operating Profit
During the quarter, operating income increased 41%, despite a 24% growth in depreciation and amortization. The rise in depreciation and amortization results from increased fixed assets in both the commercial and financial divisions.
Net Income
The solid increase in EBITDA together with a positive result of the CIF translated into net income of Ps.821 million in 3Q05, 41% higher than Ps.582 million in 3Q04.
Capex
Capital expenditures in the 3Q05 were Ps.696 million, primarily due to the company’s expansion (58 net new stores and 75 bank branches) and the purchase of communications equipment.
Cash and Cash Equivalents
As of September 30, 2005, total cash and cash equivalents were Ps.20,308 million, 69% higher than Ps.12,025 million in 3Q04. The increase is composed of a 56% growth in the cash balance of the commercial division, to Ps.5,143 million, and a 73% increase in the cash balance of the financial division to Ps.15,169 million, in line with the rise in customer deposits.
Consolidated Gross Loan Portfolio
Total consolidated gross loan portfolio of Banco Azteca México, Banco Azteca Panamá, and Elektrafín Latinoamérica as of September 30, 2005 was Ps.15,006 million, 49% higher than Ps.10,084 million in 3Q04. Collection rate for the credit portfolio was 95%.
Consolidated Equity
Consolidated equity was Ps.8,819 million at the end of 3Q05, 15% higher than Ps.7,678 million of the previous year.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Company Profile
Grupo Elektra i Latin America’s leading speciality retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra,Salinas y Rocha, Bodega de Remates and Electricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.
Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within iis stores, as a stan-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.
Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:
Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratiosand margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.
EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
Contacts:

Dinorah Macias Investor Relations	Bruno Rangel Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
NOTE 1 — COMPANY OPERATIONS:
The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 940 stores in Mexico and 82 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates and Electricity.
Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.
On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. which was renamed Seguros Azteca, S.A. de C.V. (Seguros Azteca) and will offer life, accident and health insurance to he Company’s customers. The purchase did not include any insurance portfolio portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in february 2004.
In April 2002 Grupo Elektra received authorization from Mexico’s Finance Ministry (SHCP) to operate a Retirement Saving Fund Fund Administrator, named Afore Azteca, S. A. de C. V. (Afore Azteca). It started operations at the beginning of July 2003.
Grupo Elektra received approval from the SHCP to incorporate Banco Azteca, S. A. de C. V., Institución de Banca Múltiple (BAZ), which began operations in the last quarter of 2002 and, at December 31, 2004, had established branches in the 930 Elektra and Salinas y Rocha stores and approximately 200 other branches in third party channels.
Before BAZ began operations, Elektrafin Comercial, S. A. de C. V. (Elektrafin), a wholly owned subsidiary, granted financing to the company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003, Elektrafin was merged into Elektra
Grupo Elektra received authorization by the Superintendent of Banks of Panama on November 24, 2004, resolution number SB-224-2004. As of December 31, 2004, it had not begun operations.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The financial statements of Banco Azteca, Afore Azteca and Seguros Azteca included in the consolidated financial statements have been prepared in accordance with the accounting criteria established by the Commission, which are the same as Mexican Generally Generally Accepted Accounting Principles (Mexican GAAP).
Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
a. Recognition of the effects of inflation
The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in in constant pesos with purchasing power as of December 31, 2004, in accordance with the following policies:
Inventory and cost of sales are restated by using the replacement cost method.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of last year.
The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the insufficiency in the restatement of capital.
b. Principles of consolidation
The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
c. Investments Securities
The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
Investments in securities are classified by Company management according to their intended use: available for sale, business purposes or held to maturity. The classification is determined at the time the securities are acquired.
Trading securities are initially recorded at their acquisition cost, plus yields generated, calculated in accordance with the straight-line method. As of the balance sheet date, trading securities are stated at their net realizable value, based on their estimated market value, determined based on processed price vectors, published by an authorized pricing expert authorized by the Commission. Unrealized gains and losses are recognized in the statements of income of the year.
d. Loan portfolio
The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit losses.
Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:
— Loans with a single payment of principal and interest 30 days or more past due.
— Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.
— Loans with installments on the principal and interest, at 90 days or more in arrears.
— Revolving loans if there are two monthly billing periods, or 60 or more days past due.
— Mortgage loans, when principal and interest payments are 90 days or more past due.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
e. Allowance for doubtful accounts
The Company has created reserves in accordance with expected losses, based on historical experience. The calculation of this reserve was performed following the methodology utilized by Elektrafin, a Company that granted loans until 2002, and which merged with Elektra in 2003 before BAZ began operations, which consisted of increasing the allowance for doubtful accounts for each credit sale.
f. Inventories and cost of sales
Inventories and cost of sales are originally determined by the average cost method and are restated and value of inventories so determined do not exceed current market value.
g. Property, furniture, equipment and investment in stores
Real estate, furniture and equipment are expressed at cost of acquisition and are restated. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated.
Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.
The company conducts a major part of its operations from leased facilities, which include more than 1,000 stores, nine distribution centers and the building housing the company’s headquarters. These facilities are under operating leases that expire over the next nine years. Most of the leases are renewable for periods of three to five years.
Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.
h. Investments in shares
The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown in the consolidated statements of income.
Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated.
In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.
i. Goodwill
As of June 30, 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
j. Demand and term deposits
BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
k. Income tax and employees’ statutory profit sharing
The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the taxable distribution base determined under Income Tax Law for ESPS purposes.
l. Labor obligations
Seniority premiums, to which employees are entitled to upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs of the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.
Other seniority-based compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to results in the year in which it becomes payable.
m. Review of the values of long-lived assets
The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value
(discounted flows) a loss from impairment of these assets is recognized.
The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, issued in March 2003.
n. Transactions in foreign currencies and translation of foreign operations
Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
o. Earnings per share
Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra profit-sharing.
p. Derivative financial instruments
Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company’s own shares are recognized in the statement of income as income or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive income, both at their fair value as of December 31 of each year.
Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the Company’s own shares. Until December 31, 2003, interest paid, as well as dividends on shares involved in these operations, were recorded in the statement of income of the years in which they were carried out.
Beginning in 2004, the Company chose early adoption of Bulletin B-10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles.
Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered. That is, within demand deposits.
q. Comprehensive income
Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions.
r. Revenue recognition
The Company recognizes revenue on sales when goods are delivered to customers.
Interest is recognized as income when accrued, applying the straight?line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.
Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
s. Presentation of revenues and costs
In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
t. Use of estimates
Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
u. Reclassifications
Certain amounts from the previous period have been reclassified in order to conform the presentation of the current financial statements.
v. Reconciliation between net income and EBITDA

	3Q05	3Q04	2005	2004
Reported net income	821.5	583.2	1,699.8	1,436.8

Add (substract) the following items:
Minority interest	0.7	0.1	0.7	(0.3)
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(26.2)	(18.4)	(316.8)	(17.8)
Tax provision	179.5	108.8	439.9	303.6
Comprehensive financing cost	(7.0)	15.6	715.2	335.1
Depreciation and amortization	351.4	283.6	987.6	786.2
Monetary loss recorded on revenues	(1.0)	—	(1.0)	—
Monetary gain recorded on cost	0.2	(1.0)	—	(2.0)

	497.7	388.7	1,825.5	1,404.7

EBITDA	1,319.2	971.9	3,525.3	2,841.5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

				TOTAL AMOUNT
NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
COMPANY	ACTIVITIES	OF SHARES	OWNERSHIP	Cost	Value

ASSOCIATED COMPANIES

1 COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.85	260,538	982,563
2 TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	52,146

3 OTRAS ASOCIADAS	NINETEEN	1	—	100,866	110,258

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				368,927	1,144,967

OTHER PERMANENT INVESTMENTS					—

TOTAL					1,144,967

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT
BANCO DE MEXICO, S.A.	5/30/2009	8.29		2,445,724

TOTAL			—	2,445,724	—	—	—	—	—	—

STOCK MARKET DEBT
STOCK MARKET CERTIFICATES	2/23/2006	11.74	400,000
STOCK MARKET CERTIFICATES	5/10/2006	11.94	600,000
NACIONAL FINANCIERA, S.N.C.	3/9/2012	12.69		2,600,000
ACCRUED INTEREST	10/6/2005		7,248

TOTAL			1,007,248	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			1,046,067
LG ELECTRONICS MEXICO, S.A. DE C.V.	29/11/2005		477,219
SONY DE MEXICO S.A DE C.V	14/11/2005		465,891
MABE EXPORT SA DE CV	29/12/2005		373,934
SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V.	13/12/2005		240,581
WHIRLPOOL MEXICO, S.A. DE C.V.	29/12/2005		238,464
DAEWOO ELECTRONICS CORPORATION DE MEXICO, S.A. DE C.V.	14/12/2005		161,054
PANASONIC DE MEXICO, S.A. DE C.V.	29/11/2005		117,782
MULTITRADE INTERNATIONAL SA DE CV	08/12/2005		61,232
HEWLETT-PACKARD MEXICO, S. DE R.L. DE C.V.	14/11/2005		42,596
AVATAR TECHNOLOGY INC.	11/14/2005		37,005
KOBLENZ ELECTRICA, S.A. DE C.V.	28/11/2005		33,301
PHILIPS MEXICANA, S.A. DE C.V.	14/11/2005		28,821
NOKIA DE MEXICO SA DE CV	27/10/2005		25,034
GRUPO KUCHEN MEISTER SA DE CV	30/10/2005		24,170
MAYTAG COMERCIAL S DE R.L. DE C.V.	14/12/2005		21,243
BRIGHTSTAR DE MEXICO S.A. DE C.V.	13/12/2005		20,951
FASTEL S.A. DE CV	17/10/2005		16,621
BRIDGESTONE FIERESTONE DE MEXICO	23/11/2005		13,949
BICICLETAS MERCURIO, S.A. DE C.V.	29/11/2005		13,448
INDUSTRIAS MICHELIN S.A. DE C.V.	30/10/2005		9,097
LATINOAMERICA					152,819

TOTAL SUPPLIERS			3,468,460	—	152,819	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER			25,799,381		124,217

OTHER CURRENT LIABILITIES AND OTHER CREDITS			25,799,381	—	124,217	—	—	—	—	—

			30,275,089	5,045,724	277,036	—	—	—	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.78
LEMPIRAS	19.02
QUETZALES	7.65
SOLES	3.35

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	258,818	2,790,062	39,276	423,400	3,213,462

TOTAL LIABILITIES	2,784	30,010	22,915	247,026	277,036

SHORT-TERM LIABILITIES	2,784	30,010	22,915	247,026	277,036

LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	256,034	2,760,052	16,361	176,374	2,936,426

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.78
LEMPIRAS	19.02
QUETZALES	7.65
SOLES	3.35

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,127,578	7,434,039	2,306,460	0.00	82
FEBRUARY	5,163,416	7,458,549	2,295,132	0.33	7,647
MARCH	5,199,033	7,470,433	2,271,401	0.45	10,238
APRIL	5,133,013	9,596,668	4,463,655	0.36	15,897
MAY	6,297,562	8,091,560	1,793,998	(0.25)	(4,507)
JUNE	6,400,460	8,088,085	1,687,625	(0.10)	(1,620)
JULY	6,297,562	10,898,213	4,600,651	0.39	18,006
AUGUST	5,780,056	10,743,215	4,963,159	0.12	5,927
SEPTEMBER	5,980,045	10,945,326	4,965,281	0.03	1,393
RESTATEMENT			—		316
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					53,379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES
NOT APPLICABLE
CURRENT SITUATION OF FINANCIAL LIMITATIONS
NOT APPLICABLE
BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%
NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS
ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2005

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP				5,635,130
VIDEO			1,596	2,827,792
INTEREST INCOME INVESTMENTS				1,797,530
TELEPHONES			849	1,286,475
AUDIO			733	1,177,877
REFRIGERATORS			305	1,054,005
WASHERS AND DRYERS			357	1,023,730
OTHER			—	901,950
STOVES AND GRILLS			441	773,831
COMPUTERS			191	493,796
MATTRESSES			357	485,787
LIVING ROOM FURNITURE			100	457,156
BEDS AND BUNK BEDS			205	401,560
MONEY TRANSFERS			—	374,434
DINING ROOM FURNITURE			164	345,963
AIR CONDITONERS			272	307,216
SMALL APPLIANCES			983	227,183
MOTORCYCLES			23	200,067
BYCICLES			196	197,485
ENTERTAINMENT GAMES			85	177,377
EXTENDED WARRANTIES			—	159,450
SEWING MACHINES			71	99,031
PHOTO DEVELOPING			559	29,549
TABLES			24	25,726
BEDROOM FURNITURE			6	22,253
DINING SETS			6	18,060
KITCHENS			1	6,819
BOOKCASES			3	5,777
FOOD			1	5,624
CUPBOARDS			21	5,535
TOOLS			1	2,710
TYPEWRITING MACHINES			2	1,682
BOX SPRING			8	1,646
CHAIRS			1	1,548
BUSINESS			—	1,432
SHOES			—	997
VACUUM CLEANERS			1	292
WARDROBES			2	186
TRANSPORTATION			—	48
BIPERS			41	35

TOTAL				20,534,744

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
SALES				1,511,437	LATIN AMERICA
MONEY TRANSFERS				6,256	UNITED STATES
PENALTY INTEREST				469,032	LATIN AMERICA
EXTENDED WARRANTIES				16,738	LATIN AMERICA

TOTAL				2,003,463

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	240,439,667		78,222,947	162,216,720	545,630

TOTAL			240,439,667	—	78,222,947	162,216,720	545,630	-

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
240,439,667

SHARES PROPORTION BY:
CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	5,100,100	80.53000	80.85000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION
ANNEX 13
     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14
     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION
We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
MEXICO CITY AT OCTOBER 18, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: October 20, 2005.